
07001945

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.


SEC MAIL
RECEIVED
PROCESSING
FEB 20 2007
WASH. D.C.
186
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-67232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02-28-2006 AND ENDING 12-31-2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEER VALLEY SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16247 8TH AVE SW
(No. and Street)

BURIEN. WA. 98166
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS J. AVANKOVICH 206-601-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAWTHORNE & CO
(Name – *if individual, state last, first, middle name*)

BURIEN. WA. 15220 6TH AVE 98166
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS J. EVANKOVICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEER VALLEY SECURITIES, INC, as of 2-8-2007, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public


SANDRA SLISKOVIC
COMMISSION EXPIRES
NOTARY
PUBLIC
MAY 10, 2010
STATE OF WASHINGTON

ID used for verification WA DL # EVANKTJ282KH Exp 05-14-11

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
FEB 20 2007
186
SECTION

DEER VALLEY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE PERIOD FROM INCEPTION (FEBRUARY 28, 2006) TO DECEMBER 31, 2006

(See Independent Auditor's Report)

Hawthorne & Co.
Certified Public Accountants



15220 6th Avenue SW
Seattle, Washington 98166

DEER VALLEY SECURITIES, INC.
(See Independent Auditor's Report)

TABLE OF CONTENTS

Hawthorne & Co.
Certified Public Accountants



Board of Directors and Stockholder
Deer Valley Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Deer Valley Securities, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from inception (February 28, 2006) to December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deer Valley Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period from inception (February 28, 2006) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hawthorne & Company, CPAs

HAWTHORNE & COMPANY, CPAs
Certified Public Accountants

February 2, 2007

15220 Sixth Avenue SW Seattle, WA 98166 TEL: 206-243-2336 FAX: 206-242-6613 • A Professional Service Corporation

DEER VALLEY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 14,616
TOTAL ASSETS	$ 14,616

LIABILITIES AND STOCKHOLDER'S EQUITY

TOTAL LIABILITIES	$ 0
STOCKHOLDERS' EQUITY	
Preferred stock, no par value, 1,000 shares authorized, no shares issued and outstanding	
Common stock, $1 par value, 15,000 shares authorized, 15,000 shares issued and outstanding	15,000
Additional paid-in capital	3,500
Accumulated deficit	(3,884)
TOTAL STOCKHOLDER'S EQUITY	14,616
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,616

The accompanying notes are an integral part of these financial statements.
See Independent Auditor's Report

DEER VALLEY SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION
(FEBRUARY 28, 2006) TO
DECEMBER 31, 2006

	Period from Inception (February 28, 2006) to December 31, 2006
REVENUES	$ 0
EXPENSES	
Bank service fees	5
Insurance	346
Professional fees	195
License and permits	3,338
NET LOSS	$ 3,884

The accompanying notes are an integral part of these financial statements.
See Independent Auditor's Report

DEER VALLEY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM INCEPTION
(FEBRUARY 28, 2006) TO
DECEMBER 31, 2006

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
BALANCE, February 28, 2006		$		$	$	$	$
Issuance of stock	0	0	15,000	15,000	0	0	15,000
Additional paid-in capital	0	0	0	0	3,500	0	3,500
Net loss	0	0	0	0	0	(3,884)	(3,884)
BALANCE, December 31, 2006	0	0	15,000	15,000	3,500	(3,884)	14,616

The accompanying notes are an integral part of these financial statements.
See Independent Auditor's Report

DEER VALLEY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION
(FEBRUARY 28, 2006) TO
DECEMBER 31, 2006

	Period from Inception (February 28, 2006) to December 31, 2006
OPERATING ACTIVITIES	
Net Loss	$ (3,884)
NET CASH USED BY OPERATING ACTIVITIES	(3,884)
FINANCING ACTIVITIES	
Proceeds from issuance of common stock	15,000
Proceeds from paid-in capital	3,500
NET CASH PROVIDED BY FINANCING ACTIVITIES	18,500
NET CHANGE IN CASH	14,616
CASH BALANCE	
Beginning of year	0
End of year	$ 14,616
Supplemental Disclosure of Cash Flow Information	
Cash paid during the period for interest	$ 0

The accompanying notes are an integral part of these financial statements.
See Independent Auditor's Report

DEER VALLEY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Deer Valley Securities, Inc. (the Company) was formed to provide fundraising and consulting services to private companies in the Pacific Northwest. It is anticipated that the 95% of the investment capital raised by Deer Valley Securities, Inc for private companies will come from Venture Capital Firms based in Washington State. The remaining 5% may come from accredited investors, residing in Washington State, who are familiar with the high risk and low liquidity associated with private equity investments. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Management's Plans

The Company's marketing strategy to meet entrepreneurs and CEOs of private companies is to expand relationships with legal professionals involved in the Private Placement Process and request referrals to assist in the fundraising process. In addition to seeking referrals from the legal community, the marketing strategy will also include frequenting conferences, forums, and workshops that tailor their agenda to developing technology companies.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Federal Income Tax

Income Taxes are accounted for using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. Accounting principles generally accepted in the United States of America require a valuation allowance against deferred tax asset if, based upon the weight of available evidence, it is more likely than not that some or all of its deferred tax assets will not be realized. See also Note 2.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 – INCOME TAXES

The Company has net operating loss carry forwards available for federal income tax purposes of $3,884 at December 31, 2006, which will expire beginning in 2027.

Deferred income taxes at December 31, 2006 are comprised of the following:

Gross deferred income tax asset	$ 583
Less valuation allowance	(583)
Net deferred income tax asset	$ 0

The gross deferred income tax asset reflects the future tax benefit of the existing net operating loss carry forward. The Company is required to record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax asset will not be realized". The Company has recorded a valuation allowance equal to 100% of the deferred income tax because realization is not reasonably assured.

NOTE 3 – STOCKHOLDER'S EQUITY

The Company has authorized 15,000 shares of common stock and 1,000 shares of preferred stock. Preferred shares may be issued by the Board of Directors in one or more separate series upon which the preferences, limitations and rights of that series are established.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000, or the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, whichever is greater. A broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers shall maintain net capital of not less than $5,000.

At December 31, 2006, the Company had net capital of $14,616, which was $9,616 above its required net capital of $5,000. The Company does not have aggregate indebtedness as of December 31, 2006, therefore, its percentage of aggregate indebtedness to net capital was 0% at December 31, 2006.

NOTE 5 – REPORT ON INTERNAL CONTROL

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTARY

INFORMATION

(See Independent Auditor's Report)

SCHEDULE I
DEER VALLEY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	14,616
Liability subordinated to claims of general creditors		0
		14,616
Net capital	$	14,616

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities	$	0
Aggregate indebtedness	$	0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital required	$	5,000
Excess net capital		9,616
Percentage of aggregate indebtedness to net capital		0
Ratio of aggregate indebtedness to net capital		0 to 1

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2006, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE II
DEER VALLEY SECURITIES, INC.
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III
DEER VALLEY SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

Hawthorne & Co.
Certified Public Accountants



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Deer Valley Securities, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Deer Valley Securities, Inc. (the Company), as of December 31, 2006 and for the period from inception (February 28, 2006) to December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

15220 Sixth Avenue SW Seattle, WA 98166 TEL: 206-243-2336 FAX: 206-242-6613 • A Professional Service Corporation



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hawthorne & Company CPAs

HAWTHORNE & COMPANY, CPAs
Certified Public Accountants

February 2, 2007

END